Exhibit 99.1

www.iqm.tech

IQM Quantum Computers will change the release date of the interim report for January-September 2026

IQM Quantum Computers Plc, Stock Exchange Release, October 5, 2026 at 11:50 (EEST)

IQM Quantum Computers will publish its interim report for January-September 2026 on Thursday, November 5, 2026. Previously, IQM Quantum Computers has stated that it will publish the release on Tuesday, November 3, 2026.

For further information, please contact:

Henrik Klobut, Investor Relations

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on the Nasdaq Stock Market.

1